UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001 -12
Companies Registrar Number (NIRE) 35.300.027.795
Publicly-Held Company
Special Stockholders’ Meeting
Call Notices

We invite the stockholders of this Company to gather in a Special Stockholders’ Meeting, to be held on November 11th, 2005, at 4:00 p.m., at the Company’s head office, located at Cidade de Deus, Vila Yara, Osasco, São Paulo, in the “Salão Nobre”, on the 5th floor of Prédio Novo, in order to examine the Board of Directors’ proposals to:

1. cancel the stocks held in treasury, existing on the date of the Meeting, representatives of its own Capital Stock, without reduction thereof;

2. increase the capital stock in the amount of R$3,000,000,000.00, from R$10,000,000,000.00 to R$13,000,000,000.00, by using a portion of the balance in “Profit Reserve - Statutory Reserve” account, attributing to the Company’s stockholders, on a free basis, as bonus stock, 1 (one) new stock, of the same type, for each stock held. The bonus stock will be granted on a date to be announced to the market by the Company, after the process is approved by the Central Bank of Brazil. Simultaneously to the Brazilian Market operation, and in the same proportion, the bonus stock will benefit DR shareholders -Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets;

3. amend the “caput” of Article 6, of the Company’s Bylaws, as a result of the previous items.

Documents Available to Stockholders: this Call Notices and the proposals of the Board of Directors are available to stockholders at Bradesco’s Stocks and Custody Department, Depository Financial Institution of the Company’s Stocks, located at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo. They can also be viewed on Bradesco’s website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, São Paulo, October 10th, 2005

Lázaro de Mello Brandão
Chairman of the Board of Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.